SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



              RYANAIR CONDEMNS EUROPEAN COMMISSION'S LATEST ABUSE
                             OF THE STATE AID RULES

Ryanair, Europe's largest low fares airline, today (Wednesday, 28th November
2007) criticised the EU Commission for its ongoing bias in the enforcement of the state aid rules and for continuing to bring baseless cases against tiny regional airports like Pau and Tampere while failing to take any action on the numerous state aid cases against flag carrier airlines brought by Ryanair. Ryanair has filed complaints regarding over EUR1 billion in illegal state aid provided by the French Government to Air France (in the form of discounted domestic fees); hundreds of millions in subsidies to Lufthansa (below market airport charges and exclusive use of the new terminal in Munich); and blatant ongoing state aid by the Italian and Greek Governments who continue to bail out their terminally ill national airlines.

Meanwhile, the mighty EU Commission continues to take completely spurious actions against tiny regional and secondary airports such as Pau, Tampere, Luebeck and Alghero, who are trying to develop traffic and provide competition and choice to European consumers. These investigations are based on spurious complaints by flag carrier airlines trying to block competition and undermine the growth of these small airports. The complaint in Pau is a complete nonsense and is further evidence that the Commission (DG TREN) operates a discriminatory system by ignoring billions of illegal state aid to the flag carrier airlines, while launching ridiculous state aid investigations to undermine competition at tiny regional airports.

Ryanair's Head of Regulatory Affairs, Jim Callaghan, said:

        "This is further proof that the EU Commission (DG TREN) operates one rule for the flag carrier airlines and their National Governments, who continue to provide massive amounts of illegal state aid to them, and a completely different rule for tiny airports like Pau who are bringing low fares competition and choice to European consumers and are developing traffic and new routes to destinations around Europe, which were formerly denied to them by Air France and others.

        "The politically corrupt way in which the Commission applies these the state aid rules is demonstrated by their legally flawed decision in the Charleroi case, an airport that has experienced phenomenal growth in the past three years (since the decision) and the airport is about to open a brand new terminal. Ryanair has been pushing to get a hearing in the European courts to have this decision overturned but the Commission is delaying this hearing.

        "We will continue to fight these ongoing abuses by the Commission of its state aid rules and its corrupt failure to investigate the real culprits
        - the flag carriers - who continue to be massively supported and subsidised by their national Governments".

Ends.                                     Wednesday, 28th November 2007

For reference: Peter Sherrard - Ryanair   Pauline McAlester - Murray Consultants
               Tel: +353-1-8121228        Tel: +353-1-4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  28 November, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director